SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Submission of Audit Report of Woori Bank

Date of Submission by Deloitte Anjin LLC, Woori Bank’s independent auditor: March 14, 2018

Audit reports have been furnished as exhibits 99.1 & 99.2

< Consolidated Audit Report >

1.	Independent Auditor’s Opinion : Unqualified Opinion

2. Key Earnings Figures

		(Units: KRW)
Item	FY 2017	FY 2016
Revenue*	23,725,105,810,531	23,598,269,669,665
Operating Income	2,156,741,279,645	1,574,204,350,141
Income before Income Tax	1,949,505,922,161	1,553,388,596,483
Net Income	1,530,088,262,445	1,277,533,388,138
Income Attributable to Controlling Interests	1,512,147,816,668	1,261,265,963,873

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial products and other operating income (and excludes non-operating income)

3. Key Financial Figures

		(Units: KRW)
Item	FY 2017	FY 2016
Total Assets	316,295,461,166,850	310,682,727,259,154
Total Liabilities	295,730,561,030,343	290,136,774,664,286
Total Shareholders’ Equity	20,564,900,136,507	20,545,952,594,868
Total Shareholders’ Equity *	20,365,891,423,297	20,386,159,446,568
Capital Stock	3,381,391,855,000	3,381,391,855,000
Shareholders’ Equity*/ Capital Stock (%)	602.3	602.9
Number of Consolidated Subsidiaries	53	74

*	Excluding non-controlling interests

< Non-consolidated Audit Report >

1.	Independent Auditor’s Opinion : Unqualified Opinion

2. Key Earnings Figures

		(Units: KRW)
Item	FY 2017	FY 2016
Revenue*	21,006,168,459,384	21,026,141,318,876
Operating Income	1,790,558,836,819	1,270,500,140,265
Net Income before Income Tax	1,620,222,673,757	1,310,645,133,169
Net Income	1,276,112,213,039	1,065,602,040,675

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial products and other operating income (and excludes non-operating income)

3. Key Financial Figures

		(Units: KRW)
Item	FY 2017	FY 2016
Total Assets	296,737,570,746,838	290,772,143,121,140
Total Liabilities	276,943,480,696,748	270,919,625,270,223
Total Shareholders’ Equity	19,794,090,050,090	19,852,517,850,917
Capital Stock	3,381,391,855,000	3,381,391,855,000
Shareholders’ Equity/ Capital Stock (%)	585.4	587.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: March 14, 2018	By:	/s/ Won Duk Lee
(Signature)

Name:	Won Duk Lee
Title:	Managing Director